[NEW MEDIA LOTTERY SERVICES, INC. LETTERHEAD]

August 24, 2007

Mr. Robert Telewicz
Senior Staff Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	New Media Lottery Services, Inc.

Form 10-KSB/A for Fiscal Year Ended April 30, 2006
Filed September 27, 2006
Forms 10-QSB for Fiscal Quarters Ended July 31 and October 31, 2006
Filed September 19 and December 20, 2006
File No. 0-49884

Dear Mr. Telewicz:

This letter sets forth the responses of New Media Lottery Services, Inc. (“we”, “us”, the “Company” or like terms) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter dated July 26, 2007 to Randolph H. Brownell, III, Chief Operating Officer and Chief Financial Officer of the Company, with respect to the above-referenced filings. We have duplicated the comments set forth in the comment letter in this letter and have provided responses to each comment. We hope that the responses set forth below are responsive to your questions and comments.

Form 10-KSB/A for the fiscal year ended April 30, 2006

COMMENT:

1.
We have reviewed your response to prior comment 1. Please file an amended form 10-KSB that incorporates the proposed revisions. In addition, please also revise your disclosure regarding the offering in Note 1 at page F-8. Finally, please revise to label the financial statements for the periods affected as restated and revise your financial statements to include the disclosures required by paragraph 26 of SFAS 154. We may have further comment after we have reviewed your amendment.

U.S. Securities and Exchange Commission
Mr. Robert Telewicz
August 24, 2007

RESPONSE:

1.
We respectfully acknowledge the Staff’s comment and note that the Company filed an amended Form 10-KSB incorporating the proposed revisions on August 14, 2007 (the “Form 10-KSB/A”). The Form 10-KSB/A includes the disclosures required by paragraph 26 of SFAS 154.

COMMENT:

2.
We do not note a response to prior comment 2. We have read your response to comment 4 in our letter dated March 20, 2007. In your amended filing, please revise to disclose the entire amount, including principal and interest, which was retired by issuance of common stock as a non-cash activity on your statement of cash flows.

RESPONSE:

2.
We respectfully acknowledge the Staff’s comment and note that we have included in the line item titled “Non-Cash Investing and Financing Activities” in the Consolidated Statements of Cash Flows filed with the Form 10-KSB/A the entire amount of the promissory note, including principal and interest, equal to $3,086,699, which was retired by the issuance of common stock.

COMMENT:

3.
We have read your response to prior comment 3. In addition to providing disclosure regarding the number and terms of the warrants outstanding, please tell us how you are currently accounting for these warrants, including reference to the accounting literature on which you relied.

RESPONSE:

3.
We have included in Note 10 to the financial statements filed as a part of the Form 10-KSB/A disclosure as to the number and terms of the warrants outstanding. The 200,000 warrants to purchase shares of common stock described in said Note 10 were issued as part of the purchase price, along with 275,000 shares of common stock, in connection with the acquisition of certain software rights. The entire value of the acquired software was ascribed to the common stock issued and was accounted for as such. In reaching this determination, the Company assessed the fair value of the warrants issued in this transaction by performing a Black-Scholes evaluation which resulted in a fair value of $-0- based upon the terms of the warrants and the assumptions used by management in the calculations. Management has determined the assumptions used to be reasonable and appropriate. Utilizing these considerations and the materiality of the warrants issued, we believe that we have appropriately and accurately accounted for and represented these warrants in the amended financial statements.

U.S. Securities and Exchange Commission
Mr. Robert Telewicz
August 24, 2007

Form 10-QSB for fiscal quarter ended October 31, 2006

COMMENT:

4.
We have reviewed your response to prior comment 4. Please tell us whether you have determined such corrections to be material to require amended filings, and the basis for such conclusions. If you do not plan to complete amended filings, please tell us how you plan to address the restatements in future filings.

RESPONSE:

4.
The Company has determined that the corrections requested by the Staff to the financial statements included in the Forms 10-QSB for the first, second and third quarters of fiscal year 2007 are not material and has elected not to file amendments to such quarterly reports. We note that the Form 10-KSB/A incorporates and provides all the cumulative financial statements, footnotes and other disclosure revisions requested by the Staff in its prior comment letters to the Company.

The Company, in conjunction with its counsel and its auditors, has worked diligently to respond to your comments as expeditiously as possible, and we hope that we have fully addressed and resolved any concerns you may have had. If you wish to discuss this letter, or if you have further questions, please feel free to call me at (540) 437-1688.

Very truly yours,

/s/ John T. Carson
President and
Principal Financial Officer New Media Lottery Services, Inc.